December 17, 2014

Via EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig D. Wilson, Sr. Asst. Chief Accountant

Re:     Callidus Software Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 10, 2014
File No. 000-50463

Dear Mr. Wilson:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated December 4, 2014 (the “Comment Letter”), in which the Staff of the Commission (the “Staff”) requested certain supplemental information regarding the above-referenced filing (“Form 10-K”) of Callidus Software Inc. (“we,” “our,” “us” or the “Company”). In accordance with the Staff’s request, we have provided the supplemental information below. For your convenience, the section headings and numberings of our response correspond to the section headings and numberings used by the Staff in the Comment Letter. In addition, Staff comments appear in bold below.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business

Intellectual Property, page 4

1.
Please tell us whether you are materially reliant on one or more patents and, if so, the duration of any such patents. Confirm that you will include this information in future filings, as applicable. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Our Response: While our patents are an important element of our success, our business as a whole is not materially dependent on any one patent or on the combination of any or all of our patents. In future filings, we intend to include such a statement at the end of the first paragraph under the subsection titled “Intellectual Property.”

Risk Factors

Risks Related to our Business

“Interruptions of our operations, infrastructure or systems upon which we rely…,” page 7

2.
You indicate that your third-party hosting facilities are essential to your service delivery and that any service interruptions relating to them may adversely impact your operations. It appears that you have not included a discussion in the business section of the key terms of any material agreements you may have with such third-party hosting facilities. Please advise. In addition, tell us what consideration you have given to filing any such agreements. See Item 601(b)(10) of Regulation S-K.

Our Response: While we believe that third-party hosting facilities are essential to our business because our subscription services depend on them, we do not believe that our agreements with third-party hosting facilities constitute material agreements under Item 601(b)(10) of Regulation S-K. In considering whether our hosting agreements are required to be filed, we determined that these agreements are made in the ordinary course of our business, that a wide range of alternative providers of hosting facilities are available (we currently use several providers for these services) and that the costs of switching to alternative providers would not be material to us. Accordingly, we believe that our business is not substantially dependent on any particular hosting facility agreement, so these ordinary course agreements are not required to be filed under Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 33 (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A Filed April 29, 2014)

3.
You state that Messrs. Stretch and Duan received stock options to tie their compensation to your stock performance and to remain competitive with your peers. With a view toward future disclosure, please tell us how you determined to grant the specific option amounts.

Our Response: The Company respectfully advises the Staff that, as stated on page 33 of the proxy statement, “[a]lthough the compensation committee considered the peer median to determine equity compensation levels, it set actual compensation levels based on a variety of factors, including individual and company performance, tenure, and retention considerations.” More specifically for the grants to Messrs. Stretch and Duan, the board of directors (and in the case of Mr. Duan, the compensation committee) considered the peer median and guidance received from the compensation committee’s independent compensation consulting firm, plus a number of factors, including: the executive's experience, performance, and tenure; the Company’s performance and the importance of the executive’s responsibilities in accomplishing our corporate objectives; and the need for additional retention incentives (including an assessment of each recipient’s existing unvested equity holdings and associated retention value). Accordingly, the board of directors or compensation committee, as the case may be, used its subjective judgment to arrive at the option amounts that would, after taking into account the performance-based stock units, enhance our ability to retain Messrs. Stretch and Duan and provide them with sufficient incentive to help us achieve our long-term performance objectives. In future filings, we will provide additional disclosure to provide the reader with greater insight into how stock option amounts are determined.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1—The Company and Significant Accounting Policies

Revenue Recognition, page 45

4.
We note from disclosure in your business overview section that you “provide a suite of Software-as-a-Service ("SaaS") solutions which generate revenue from cloud subscriptions, sales operation services and term licenses.” We further note that while you disclosed your revenue recognition policy for term license sales in prior Forms 10-K, you have not done so in this 10-K. Please explain why you removed the policy disclosure and to the extent you continue to sell term licenses, please clarify whether such licenses are on-premise licenses and quantify the amount of revenue recognized for such licenses for the periods presented. Provide similar revenue data for your perpetual licenses for periods presented.

Our Response: We respectfully acknowledge the Staff’s comments and believe that we can further clarify our disclosure on term licenses in future filings. As noted in the lead-in sentence to our revenue recognition policy footnote, we continue to sell term licenses.   These term-based licenses are sold as on-premise licenses.  In the 2013 Form 10-K, due to the immaterial nature in relation to recurring revenue and total revenue, we removed term-base licenses with bundled maintenance from the recurring revenue definition.  In future filings, in order to clarify this, we will note that recurring revenue includes term-based licenses with bundled maintenance and we will add the following sentence to the paragraph discussing arrangements under ASC 985-605: “For our term-based licenses that are typically sold with maintenance bundled for the entire duration of the license, if the only undelivered element is maintenance, then the entire amount of revenue is recognized over the maintenance period, as maintenance is not typically sold separately.”

We are providing supplemental information to the Staff that the amount of revenue recognized for term-based licenses with bundled maintenance included in recurring revenue was (in thousands) $3,885, $4,901, and $3,725 of revenue for the years ended December 31, 2013, 2012, and 2011 respectively. Perpetual license revenue included in services and other was (in thousands) $8,227, $4,136, and $3,304 for the years ended December 31, 2013, 2012, and 2011 respectively. We anticipate that both perpetual licenses and term-based licenses with bundled maintenance will continue to decrease as a percentage of total revenues. For example, our term–based licenses with bundled maintenance and perpetual licenses comprised 3.02% and 4.34% respectively, of our total revenue for the nine months ended September 30, 2014.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (925) 251-2387.

Sincerely,

/s/ Roxanne Oulman

Roxanne Oulman
Vice President,
Finance and Accounting

cc:    David Edgar, Staff Accountant, Securities and Exchange Commission
Bob Corey, Senior Vice President, Chief Financial Officer
Michelle Novotny, Vice President, Associate General Counsel, Callidus Software Inc.
Horace Nash, Fenwick & West LLP
Matthew Quilter, Fenwick & West LLP
Prasadh Cadambi, KPMG LLP